UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date July, 23, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

July 23, 2025
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES DECISIONS OF ITS BOARD OF DIRECTORS

The Board of Directors of Grupo Cibest S.A. (“Grupo Cibest”) unanimously authorized Rodrigo Prieto Uribe, the company’s Risk Vicepresident to liquidate 63,736 of his units in the institutional investment fund managed by Protección S.A. (“Protección”), whose investment is primarily composed of Grupo Cibest shares.

Relatedly, the Board of Directors unanimously authorized Rodrigo Prieto’s spouse to acquire outstanding shares of Grupo Cibest for an amount equivalent to the proceeds obtained from the liquidation of the 63,736 units in the institutional investment fund managed by Protección S.A.

In addition, the Board of Directors authorized the son of director Andrés Felipe Mejía Cardona to acquire outstanding shares of Grupo Cibest for up to one hundred and fifty million Colombian pesos (COP $150,000,000) through a portfolio of the voluntary pension fund managed by Protección. This authorization was granted with the favorable vote of all directors, excluding Andrés Felipe Mejía, in accordance with the provisions of the Colombian Commercial Code.

These transactions will be carried out in compliance with the procedures established in the Good Governance Code for trading of Grupo Cibest shares by officers and directors, including adherence to blackout periods during which such officers and directors are prohibited from trading Grupo Cibest shares.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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